Exhibit 99.5

FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

NuRAN Wireless Inc. (the “Company” or “NuRAN”)
2150 Cyrille-Duquet

Quebec, QC G1N 2G3

Item 2: Date of Material Change

August 6, 2026

Item 3: News Release

A news release announcing the material change was issued on August 6, 2026, and filed on SEDAR+ at www.sedarplus.ca, a copy of which is attached hereto as Schedule “A”.

Item 4: Summary of Material Change

The Company announced that it has increased the aggregate size of its previously announced private placement of Series A convertible preferred shares (the “Financing”) from C$6,500,001 to C$7,600,000, at the request of The Nasdaq Stock Market LLC in connection with the Company’s pending listing application.

Item 5: Full Description of Material Change

Increase in the Financing

The institutional investor previously announced (the “Investor”) has agreed, pursuant to an amending agreement to its subscription agreement dated August 5, 2026, to increase its commitment to the Financing to C$7,600,000. The Company’s board of directors has also increased the maximum number of Series A convertible preferred shares (the “Preferred Shares”) authorized for issuance from 1,700,000 to 2,000,000, representing aggregate gross proceeds of up to C$8,500,000 at the subscription price of C$4.25 per Preferred Share. A notice of alteration giving effect to that increase and to the amended terms of the Preferred Shares described below will be filed with the Registrar of Companies for the Province of British Columbia.

The Investor’s subscription amount will be reduced dollar for dollar by the amount of any indebtedness or accounts payable of the Company settled in Preferred Shares by other creditors at closing, such that the aggregate size of the Financing remains C$7,600,000. The Company anticipates issuing an aggregate of approximately 1,788,235 Preferred Shares at closing.

Terms of the Preferred Shares and Conversion Price

The Preferred Shares will be issued at a subscription price of C$4.25 per Preferred Share. The Canadian Securities Exchange (the “CSE”) has confirmed that the Company may rely upon the price of C$5.00 per common share established under its confidential price protection request, and that as no discount may be applied to a convertible security the minimum permitted conversion price is C$5.00 per common share. Accordingly, the conversion terms of the Preferred Shares have been amended so that, the conversion price is C$5.00 per common share, with the result that each Preferred Share is convertible into 0.85 of a common share, subject to adjustments as described in the amended and restated special rights and restrictions of the Series A convertible preferred shares which will be filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Debt Settlements

A portion of the aggregate subscription amounts, being approximately C$3.85 million, will be satisfied through the settlement of a convertible debenture of the Company held by the Investor. In addition, the Company will settle approximately C$220,000 of other indebtedness and accounts payable owing to creditors of the Company, and C$518,704 of accrued and unpaid salary owing to three members of the Company’s management, in each case in exchange for Preferred Shares at C$4.25 per Preferred Share. The balance of the Financing, being approximately C$3 million, will be received by the Company in cash. Together, the Financing is expected to reduce the Company’s liabilities and increase its shareholders’ equity by an aggregate of approximately C$7,600,000, which the Company expects will satisfy the applicable Nasdaq shareholders’ equity listing standard.

Related Party Transaction

The participation in the Financing by Francis Létourneau, Chief Executive Officer and a director of the Company, James Bailey, Chief Financial Officer, and David Christopher Parsons, Chief Technology Officer, by way of the settlement of an aggregate of C$518,704 of accrued and unpaid salary, constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is relying on the exemptions from the formal valuation and minority approval requirements in sections 5.5(a) and 5.7(1)(a) of MI 61-101, on the basis that neither the fair market value of the subject matter of, nor of the consideration for, the transaction insofar as it involves interested parties exceeds 25% of the Company’s market capitalization. The Company did not file a material change report at least 21 days before the anticipated closing because the participation of the related parties was not finalized until shortly before closing and the Company deemed it reasonable to proceed on an expedited basis in order to satisfy the Nasdaq listing requirements within the applicable timeframe. Each related party will receive Preferred Shares and B Warrants on the same terms as to price as the other participants, and is not entitled to any registration rights.

Closing

The Financing is expected to close on or before August 14, 2026, subject to the satisfaction or waiver of customary closing conditions, including the filing and acceptance of the notice of alteration, receipt of the acceptance of the CSE and receipt of all necessary regulatory approvals.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

NuRAN Wireless Inc.

Francis Letourneau, Director and CEO
info@nuranwireless.com

Tel: (418) 264-1337

Item 9: Date of Report

This report is dated as of August 7, 2026

SCHEDULE “A”

Please see attached.

PRESS RELEASE

For immediate release

NuRAN Wireless Increases Series A Preferred Share Financing to
C$7.6 Million and Announces Debt Settlements

Quebec, QC, Canada, August 6, 2026 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a pioneering rural connectivity company and one of Africa’s fastest-growing Network-as-a-Service (“NaaS”) operators, is pleased to announce that, further to its news release dated August 4, 2026, it has increased the aggregate size of its previously announced private placement of Series A convertible preferred shares (the “Financing”) from C$6,500,001 to C$7,600,000, at the request of The Nasdaq Stock Market LLC in connection with the Company’s pending listing application. All amounts in this news release are in Canadian dollars.

Increase in the Financing

The institutional investor previously announced (the “Investor”) has agreed, pursuant to an amending agreement to its subscription agreement dated August 5, 2026, to increase its commitment to the Financing to C$7,600,000. The Company’s board of directors has also increased the maximum number of Series A convertible preferred shares (the “Preferred Shares”) authorized for issuance from 1,700,000 to 2,000,000, representing aggregate gross proceeds of up to C$8,500,000 at the subscription price of C$4.25 per Preferred Share. A notice of alteration giving effect to that increase and to the amended terms of the Preferred Shares described below will be filed with the Registrar of Companies for the Province of British Columbia.

The Investor’s subscription amount will be reduced dollar for dollar by the amount of any indebtedness or accounts payable of the Company settled in Preferred Shares by other creditors at closing, such that the aggregate size of the Financing remains C$7,600,000. The Company anticipates issuing an aggregate of approximately 1,788,235 Preferred Shares at closing.

Terms of the Preferred Shares and Conversion Price

The Preferred Shares will be issued at a subscription price of C$4.25 per Preferred Share. The Canadian Securities Exchange (the “CSE”) has confirmed that the Company may rely upon the price of C$5.00 per common share established under its confidential price protection request, and that as no discount may be applied to a convertible security the minimum permitted conversion price is C$5.00 per common share. Accordingly, the conversion terms of the Preferred Shares have been amended so that, the conversion price is C$5.00 per common share, with the result that each Preferred Share is convertible into 0.85 of a common share, subject to adjustments as described in the amended and restated special rights and restrictions of the Series A convertible preferred shares which will be filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

PRESS RELEASE

Debt Settlements

A portion of the aggregate subscription amounts, being approximately C$3.85 million, will be satisfied through the settlement of a convertible debenture of the Company held by the Investor. In addition, the Company will settle approximately C$220,000 of other indebtedness and accounts payable owing to creditors of the Company, and C$518,704 of accrued and unpaid salary owing to three members of the Company’s management, in each case in exchange for Preferred Shares at C$4.25 per Preferred Share. The balance of the Financing, being approximately C$3 million, will be received by the Company in cash. Together, the Financing is expected to reduce the Company’s liabilities and increase its shareholders’ equity by an aggregate of approximately C$7,600,000, which the Company expects will satisfy the applicable Nasdaq shareholders’ equity listing standard.

Related Party Transaction

The participation in the Financing by Francis Létourneau, Chief Executive Officer and a director of the Company, James Bailey, Chief Financial Officer, and David Christopher Parsons, Chief Technology Officer, by way of the settlement of an aggregate of C$518,704 of accrued and unpaid salary, constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is relying on the exemptions from the formal valuation and minority approval requirements in sections 5.5(a) and 5.7(1)(a) of MI 61-101, on the basis that neither the fair market value of the subject matter of, nor of the consideration for, the transaction insofar as it involves interested parties exceeds 25% of the Company’s market capitalization. The Company did not file a material change report at least 21 days before the anticipated closing because the participation of the related parties was not finalized until shortly before closing and the Company deemed it reasonable to proceed on an expedited basis in order to satisfy the Nasdaq listing requirements within the applicable timeframe. Each related party will receive Preferred Shares and B Warrants on the same terms as to price as the other participants, and is not entitled to any registration rights.

Closing

The Financing is expected to close on or before August 14, 2026, subject to the satisfaction or waiver of customary closing conditions, including the filing and acceptance of the notice of alteration, receipt of the acceptance of the CSE and receipt of all necessary regulatory approvals.

PRESS RELEASE

About NuRAN Wireless

NuRAN Wireless (CSE: NUR) (OTC: NRRWF) (FSE: 1RN) is a fast-growing, mission-driven rural telecommunications company dedicated to delivering affordable 2G, 3G, and 4G wireless connectivity to remote and underserved communities worldwide. Through its scalable Network-as-a-Service (NaaS) model, NuRAN has deployed networks serving more than one billion people who lack reliable connectivity, driving economic development, digital inclusion, and social transformation across Africa and beyond. Bridging the Digital Divide, One Connection at a Time.

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com

Tel: (418) 264-1337

Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). Forward-looking statements are often, but not always, identified by the use of words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “projects,” “targets,” “will,” “may,” “would,” “could,” “should” and similar expressions, or by statements that certain actions, events or results may, could, would or will be taken, occur or be achieved. All statements other than statements of historical fact are forward-looking statements.

Forward-looking statements in this news release include, without limitation, statements regarding: (i) the anticipated completion of the Financing, the timing thereof and the expectation that closing will occur on or before August 14, 2026; (ii) the aggregate size of the Financing, the number of Preferred Shares, A Warrants and B Warrants to be issued, the allocation of the aggregate subscription amount between cash and the settlement of indebtedness and accounts payable, and the number of common shares issuable on conversion of the Preferred Shares and on exercise of the warrants; (iii) the reduction of the Investor’s subscription amount, dollar for dollar, by the amount of any indebtedness or accounts payable settled in Preferred Shares by other creditors at closing, and the expectation that the aggregate size of the Financing will remain C$7,600,000; (iv) the anticipated settlement of the convertible debenture, of other indebtedness and accounts payable, and of accrued and unpaid salary owing to members of management, and the expected amounts thereof, which vary with the closing date as interest continues to accrue on the convertible debenture; (v) the expectation that the Financing will reduce the Company’s liabilities and increase its shareholders’ equity by an aggregate of approximately C$7,600,000 and will satisfy the applicable Nasdaq shareholders’ equity listing standard; (vi) the availability of the exemptions from the formal valuation and minority approval requirements in sections 5.5(a) and 5.7(1)(a) of MI 61-101 and the basis on which they are relied upon; (vii) the filing of the notice of alteration with the Registrar of Companies for the Province of British Columbia and the effectiveness of the amended and restated special rights and restrictions attaching to the Preferred Shares, including the conversion price of C$5.00 per common share and the circumstances in which that conversion price may change; (viii) receipt of the acceptance of the CSE and of all other necessary regulatory and stock exchange approvals; (ix) the expected use of the net cash proceeds of the Financing; (x) the entering into and filing of the registration rights agreement and the filing of a resale registration statement with the SEC within the timelines specified therein; (xi) the anticipated listing and commencement of trading of the Company’s common shares on the Nasdaq Capital Market; and (xii) the Company’s business strategy, growth objectives and ability to expand its NaaS operations across Africa.

PRESS RELEASE

Forward-looking statements are based on the beliefs, expectations and opinions of management of the Company as of the date of this news release, and on a number of assumptions, including, without limitation, that: the Financing will close on or before August 14, 2026 on the terms described herein; the Investor and the other subscribers will fund and complete their respective subscriptions; the amount of indebtedness and accounts payable settled in Preferred Shares will be as described herein; the notice of alteration will be filed and accepted by the Registrar of Companies for the Province of British Columbia prior to closing; the CSE will accept the Financing and will not require any further change to the pricing or terms of the Preferred Shares or the warrants; the Company’s confidential price protection will not expire prior to closing; the Company will satisfy the Nasdaq shareholders’ equity listing standard on completion of the Financing and will satisfy all other applicable Nasdaq initial listing standards; the adjustments made by the Company in calculating its pro forma shareholders’ equity and monthly operating burn will be accepted; no material adverse change will occur; and general economic, market and business conditions will not deteriorate.

Forward-looking statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements, including, without limitation: (i) the risk that the Financing may not be completed on the terms described herein, or at all, including as a result of the failure to satisfy or obtain a waiver of any condition of closing; (ii) the risk that the Financing may not be completed on or before August 14, 2026, being the date to which the CSE has extended the Company’s confidential price protection, in which case the Financing may be required to be repriced and the terms described herein may change; (iii) the risk that the CSE may not accept the Financing, or may require further changes to the price, the conversion terms of the Preferred Shares or the terms of the warrants; (iv) the risk that the notice of alteration may not be filed or accepted prior to closing, in which case no Preferred Shares may be issued; (v) the risk that the actual amount of indebtedness and accounts payable settled in Preferred Shares differs from the amounts described herein, with the result that the cash proceeds received by the Company, the number of Preferred Shares issued to the Investor and the number of B Warrants issued may differ; (vi) the risk that the amount of the convertible debenture settled at closing will differ from the amount described herein because interest continues to accrue at C$1,594.55 per day until the closing date; (vii) the risk that, notwithstanding completion of the Financing, the Company may not satisfy the Nasdaq shareholders’ equity listing standard or any other applicable Nasdaq initial listing standard, including as a result of continued operating losses or of Nasdaq not accepting the adjustments made by the Company in calculating its pro forma shareholders’ equity; (viii) the risk that the Company’s common shares may not be approved for listing, or may not commence trading, on the Nasdaq Capital Market on a timely basis or at all; (ix) the risk that the conditions to closing for the exclusive benefit of the Investor, including receipt of confirmation from Nasdaq, may not be satisfied or waived; (x) the risk that the exemptions relied upon under MI 61-101 may not be available, or that additional disclosure, a formal valuation or minority approval may be required; (xi) the risk that the Company may not satisfy its obligations under the registration rights agreement within the timelines specified therein, and the consequences of any failure to do so; (xii) dilution to holders of common shares resulting from the conversion of the Preferred Shares, the accrual of paid-in-kind dividends thereon and the exercise of the warrants; (xiii) the risk that the Company may require additional financing following completion of the Financing, and that such financing may not be available on acceptable terms or at all; (xiv) risks relating to the Company’s ability to continue to deploy and operate network infrastructure in multiple African jurisdictions, including regulatory, political, currency, counterparty and operational risks; (xv) fluctuations in the exchange rate between the Canadian dollar and the United States dollar, which affect the amounts presented herein and the Company’s pro forma shareholders’ equity as measured against the Nasdaq standard; and (xvi) general economic, market and business conditions.

Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements, which are inherently uncertain and are based on information available to management as of the date hereof. Actual results may differ materially. The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement. The Company does not undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.